SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC  20549

____________________________________________
CONSOLIDATED NATURAL GAS COMPANY             :
Richmond, Virginia                           :
                                             :
CNG COAL COMPANY                             :
DOMINION EXPLORATION & PRODUCTION, INC.      :
CNG PIPELINE COMPANY                         :
CNG RESEARCH COMPANY                         :
DOMINION FIELD SERVICES, INC.                :             MASTER
CNG POWER SERVICES CORPORATION               :           CERTIFICATE
CNG POWER COMPANY                            :               OF
DOMINION TRANSMISSION, INC.                  :          NOTIFICATION
DOMINION PRODUCTS AND SERVICES, INC.         :             NO. 19
DOMINION RETAIL, INC.                        :
CNG MARKET CENTER SERVICES, INC.             :
CNG FINANCIAL SERVICES, INC.                 :         TRANSACTIONS
CONSOLIDATED NATURAL GAS SERVICE             :         DURING PERIOD
  COMPANY, INC.                              :         _____________
CONSOLIDATED SYSTEM LNG COMPANY              :
HOPE GAS, INC.                               :        October 1, 2000
THE EAST OHIO GAS COMPANY                    :            through
THE PEOPLES NATURAL GAS COMPANY              :       December 31, 2000
                                             :
                                             :
File No. 70-8667  (Part A)                   :
                                             :
Also Reported at Part B                      :
File Nos. 70-7258, 70-7641, 70-8577,         :
          70-8621 and 70-8883                :
                                             :
                                             :
(Public Utility Holding Company Act of 1935) :
____________________________________________ :

TO THE SECURITIES AND EXCHANGE COMMISSION:

	This Master Certificate contains the Rule 24 certificates required to be filed on a periodic basis for File No. 70-8667 and various other files in order to eliminate the burden of making numerous separate individual filings. This Certificate is filed in accordance with Rule 24 under the Public Utility Holding Company Act of 1935 (the "Act"), as a notification that of the various transactions authorized under the orders issued in the proceedings identified in the above caption, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the respective Application-Declarations and the


                                      1



orders. The Master Certificate thus acts as a compilation of the various other certificates and incorporates all Rule 24 reporting from the other captioned proceedings.

	By Order dated March 28, 1996, HCAR No. 26500, ("Financing Order") under File No. 70-8667, the Securities and Exchange Commission ("SEC") permitted the "Omnibus Financing" Application-Declaration of Consolidated Natural Gas Company ("Consolidated" or "CNG") and its above-mentioned subsidiaries ("Subsidiaries")1 to become effective, thereby authorizing Consolidated and its Subsidiaries to engage in various financing and related transactions through March 31, 2001. Part A contains reporting on external and intrasystem financing of the Consolidated system as required by the Financing Order.

	Part B contains reporting required by other SEC orders in the captioned proceedings. The information is subdivided by SEC file number. Rule 52 transactions (Form U-6B-2) and any order-specific financial information
(i.e., income statements, balance sheets) are filed as exhibits to Part A and Part B, respectively, as appropriate.

	On January 28, 2000, CNG ("Old CNG") was merged into a newly formed, wholly-owned subsidiary ("New CNG") of Dominion Resources, Inc. ("Dominion"). New CNG, located in Richmond, Virginia, was the surviving corporation and changed its name to "Consolidated Natural Gas Company." Since New CNG substantially succeeds to all the rights and obligations of Old CNG pursuant to the merger, "CNG" or "Consolidated" as used further
_______________

1. Virginia Natural Gas, Inc. was included in the class of Subsidiaries but was sold by CNG to AGL Resources, Inc. on October 6, 2000.


                                      2


herein will refer to both Old CNG, for the period prior to January 28, 2000, and New CNG, for the period beginning on such date. For further information on the merger, reference is made to SEC orders dated December 15, 1999, Release Nos. 35-27112 ("New Financing Order") and 35-27113, and to the Registration Statement on Form S-4, File No. 333-75669, filed by Dominion and CNG under the Securities Act of 1933 on April 5, 1999 and amended on May 21, 1999. The New Financing Order amended the Financing Order so that (i) its term is extended from March 31, 2001 to January 28, 20032, (ii) the amount of financing permitted is increased from $7 billion to $10 billion, (iii) the aggregate amount of guarantees and credit support that may be given by CNG and its subsidiaries is increased from $2 billion to $3 billion, (iv) CNG is authorized to give guarantees and credit support for the benefit of any of its direct and indirect subsidiaries as needed to support normal course of business, and (v) CNG is permitted to use financing proceeds to invest in exempt wholesale generators and foreign utility companies.

	During 2000, subsequent to the merger, the names of some of the parties in this proceeding were changed. These were as follows:

           Old Name                              New Name

  CNG Transmission Corporation           Dominion Transmission, Inc.
  CNG Producing Company                  Dominion Exploration &
                                           Production, Inc.
  CNG Field Services Company             Dominion Field Services, Inc.
  CNG Products and Services, Inc.        Dominion Products and Services,
                                           Inc.
  CNG Retail Services Corporation        Dominion Retail, Inc.

	Additionally, Consolidated Natural Gas Service Company, Inc. was merged into Dominion Resources Services, Inc. as of January 1, 2001.
_______________
2. The New Financing Order also extended the expiration dates for all other financing authorizations being reported herein to January 28, 2003.


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                                    PART A

                      EXTERNAL FINANCING BY CONSOLIDATED


File No. 70-8667:


1.	Sale of CNG Common Stock.

	There were no new issues of common stock during the quarter.

2.	Short Term Debt.

	During the period, Consolidated issued and sold commercial paper. The maximum amount of Consolidated's commercial paper outstanding at any time during this period was $1,225,796,000 principal amount; the principal amount of commercial paper outstanding on December 31, 2000 was $1,215,175,000.

	On December 20, 2000, Consolidated executed two short term $250 million credit facilities as bridge loans to more permanent financing. One facility, expiring April 30, 2001, is with The Chase Manhattan Bank; and the other, expiring March 31, 2001, is with Bank of America. No borrowings have been made under these facilities to date.

	There were no borrowings or repayments of borrowings under commercial paper backup lines of credit during the reporting period.


3.	Long Term Debt.

	On October 1, 2000, Consolidated retired $7,125,000 principal amount of its 8.75% Debentures Due October 1, 2019 ("Debentures") through a mandatory


                                      4


sinking fund payment of equal amount. On the same date, Consolidated also redeemed at par an additional $14,250,000 principal amount of Debentures. On November 14, 2000, Consolidated purchased in the open market an additional $23,240,000 principal amount of the Debentures at a price of 102.75% of par.

	On December 20, 2000, Consolidated executed two separate $250 million revolving credit facilities as back-up in support of Consolidated's commercial paper program. One facility is with The Chase Manhattan Bank and expires April 30, 2001. The other facility is with Bank of America and expires March 31, 2001. No borrowings have been made under these facilities to date.

	On December 22, 2000, Consolidated filed with the Commission under the Securities Act of 1933 a universal shelf registration statement
(Registration Statement No. 333-52602) to register the offering and sale of an aggregate amount of $1.5 billion of securities.


                             INTRASYSTEM FINANCING


4. Financing by Parent of Its Subsidiaries

	The stock and debt transactions described below between Consolidated and its Subsidiaries occurred under exemptions pursuant to Rule 52 and are not part of the authorizations under this file number. The proceeds of such transactions are used by the Subsidiaries in their respective businesses.


                                      5



     a. Sales of Capital Stock to Consolidated by Subsidiaries.


     None.

     b. Long-term debt transactions occurring during the period.


     None.

     c. Guarantees


From time to time Consolidated enters into guarantee agreements, primarily with respect to gas or electric power purchases or delivery performances of its subsidiaries. The estimated total exposure on these guarantees as of December 31, 2000 is approximately $368 million. The guarantees expire at various dates.

5. Subsidiary Long-term Debt Transactions.

	There were no long-term debt transactions of Subsidiaries to be reported for the quarter.


6.  Subsidiary Stock Buy Back Transactions.

	There were no Subsidiary stock buy back transactions to be reported for the quarter.











                                      6




                                    PART B

            RULE 24 CERTIFICATES REQUIRED BY OTHER SEC ORDERS


File No. 70-7258:

	By orders dated June 12 and July 16, 1986 (HCAR Nos. 24128 and 24150), as amended by orders dated May 27, 1987 (HCAR No. 24399), February 14, 1990 (HCAR No. 25040), May 13,1991 (HCAR No. 25311), April 8, 1994 (HCAR No.
26021), and July 18, 1997 (HCAR No. 26742), the SEC permitted the application-declaration of Consolidated and subsidiaries to become effective, thereby authorizing the establishment of a Consolidated System Money Pool ("Money Pool").

	This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by said orders, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by said application-declaration and said orders:








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	During the period, the following transactions occurred:


               Consolidated Natural Gas Company (In Thousands)

          Beginning                                           Ending
           Balance       Contributions     Withdrawals        Balance
       _______________  _______________  _______________  _______________

          $904,803         $707,699         $659,667         $952,835






                          Subsidiaries (In Thousands)

                           Beginning                                Ending
   Company                  Balance    Contributions  Withdrawals   Balance
  _________                _________   _____________  ___________ _________

The East Ohio Gas Co.     ($335,995)      135,231      $264,240   (465,004)
The Peoples Natural
  Gas Company               (93,590)       32,473        83,229   (144,346)
Hope Gas, Inc.              (25,924)       42,675        45,693    (28,942)
Virginia Natural Gas, Inc.  (19,698)       19,698             0          0
Dom. Transmission, Inc.       7,800        99,864       120,086    (12,422)
Consolidated System
    LNG Company                 950            15           300        665
CNG Iroquois                 23,541         2,014           799     24,756
Dom. Exploration & Prod.   (352,420)      468,531       421,914   (305,803)
CNG Coal Company              3,984           138             0      4,122
CNG Pipeline Co.                947            79            38        988
Dom. Field Services, Inc.   (79,587)       42,710        69,545   (106,422)
CNG Power Co.                 7,013           665           264      7,414
CNG Research Company             71             1             3         69
Consolidated Natural Gas
  Service Company, Inc.      33,387        39,833        73,220          0
CNG Power Services Corp.     (1,654)          100           232     (1,786)
Dom. Retail, Inc.           (16,924)       40,415        58,441    (34,950)
CNG Market Center Services    1,671            20            25      1,666
Dom. Products & Services      2,951         2,402         2,332      3,021
CNG International Corp.     (21,363)      160,667         2,274    137,030
CNG Main Pass Gas           (26,271)        2,352           448    (24,367)
CNG Main Pass Oil            (9,610)        1,282           366     (8,694)
CNG Technologies, Inc.          198             7            35        170

File No. 70-7641:

	By orders dated January 9, 1991, February 28, 1991, May 7, 1991, July 6, 1993 and September 12, 1996 (HCAR Nos. 25239, 25263, 25308, 25845 and
26571, respectively) ("Orders"), in the above-captioned proceeding, the SEC permitted the application-declaration of Dominion Transmission, Inc. (then called CNG Transmission Corporation) ("Transmission") and CNG Iroquois,
Inc. ("CNGI"), as amended, to become effective. The Orders authorized Transmission to provide financing through June 30, 2001 (extended to January 28, 2003 by the New Financing Order) to CNGI through the purchase of common stock of CNGI and/or the making of open account advances to CNGI to allow CNGI to acquire interests in Iroquois Gas Transmission System, L.P. ("Iroquois"). CNGI currently has a 16% general partnership interest in Iroquois, which owns and operates an interstate natural gas pipeline extending from the Canadian border to Long Island, New York.

	Transmission and CNGI were also authorized by the September 12, 1996 order to provide guaranties and indemnities on behalf of CNGI and Iroquois, respectively. The current authorization for up to an aggregate of $20 million in such credit support extends to January 28, 2003. No credit support has been extended during the reporting period pursuant to the September 12, 1996 order.

	Financings after January 28, 2003 with respect to CNGI's interest in Iroquois and future guaranties and credit support by Transmission and CNGI are expected to occur pursuant to Rule 52.

	As of December 31, 2000, CNGI had 2,394 shares of common stock outstanding. CNGI's total direct investment in Iroquois since its inception was $28,678,000 as of December 31, 2000. CNGI received a net cash distribution of $1,600,000 during the reporting period.

File No. 70-8577:

	By Order dated August 28, 1995 ("Order"), HCAR No. 26363, in the above-captioned proceeding, the Securities and Exchange Commission authorized Consolidated to provide CNG Energy Services Corporation ("Energy Services") with up to $10,000,000 in financing through December 31, 2000 (extended through January 28, 2003 by the New Financing Order) and authorized Energy Services to engage in the business of providing ten categories of energy-related services ("Customer Services") to customers of CNG's local distribution companies and to others, primarily customers of utilities not affiliated with CNG.

	Energy Services formed a new special-purpose subsidiary, Dominion Products and Services, Inc. (then called CNG Products and Services, Inc.) ("DP&S"), in 1995 to engage in the new business. DP&S became a directly owned subsidiary of Consolidated in connection with the sale by Consolidated of Energy Services on July 31, 1998 to an unaffiliated third party. See SEC order dated July 29, 1998, HCAR No. 26900.

	By order dated August 27, 1997, HCAR No. 26757, the SEC authorized DP&S to provide five additional categories of services, an enhanced version of an already authorized category of service, and certain incidental products and services related to the approved categories.

	This quarterly certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized, the following have been carried out in accordance with the terms and conditions of the Order.

	Filed separately as Exhibit 8577A under a request for confidential treatment pursuant to Rule 104(b) are financial statements of DP&S.

1.  Description of Revenues.

	See Exhibit 8577A.

2.  State Commission Orders.

	There are no state commission orders or post-transaction audit documents relating to DP&S to be filed.

3.  Services Provided by Affiliates to DP&S.

	See Exhibit 8577A.

	Financing of DP&S' business by CNG subsequent to January 28, 2003 will be done pursuant to Rule 52.

File No. 70-8621:

	By Orders dated July 26, 1995 and December 30, 1997 (collectively, the "Order"), HCAR No. 26341, the Securities and Exchange Commission authorized CNG Energy Services Corporation ("Energy Services"), a wholly-owned subsidiary of Consolidated, to acquire through December 31, 2002 ownership interests with nonaffiliates in projects that involve gas related activities. This Certificate, a semi-annual report, is filed in accordance with Rule 24, as a notification that of the various transactions authorized by the Order, the following have been carried out in accordance with the terms and conditions thereof.


	Energy Services' interests acquired under the above authorization was transferred to Consolidated in connection with the sale of Energy Services on July 31, 1998 to an unaffiliated third party. Consolidated had the following investments in nonaffiliated entities authorized under the order of July 26, 1995:

		(1).  MAIN PASS GAS GATHERING SYSTEM

	Energy Services pursuant to this authorization had invested in the original general partnership, Main Pass Gas Gathering Company, which constructed a new gas gathering pipeline system in the Main Pass area of the Gulf of Mexico. On December 31, 1996, Main Pass Gas Gathering Company was merged with another general partnership, Dauphin Island Gathering Partners, which operated a nearby system. Consolidated's special-purpose

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subsidiary, CNG Main Pass Gas Gathering Corporation, is the "CNG partner"
and holds a 13.6 percent general partnership interest in the new partnership. Other general partners are subsidiaries of PanEnergy Corporation, MCN Corporation, Coastal Corporation and Dauphin Island Gathering Company. As of December 31, 2000, Consolidated has invested $35,646,000 in Dauphin Island Gathering Partners through CNG Main Pass Gathering Corporation.


		(2).  MAIN PASS OIL GATHERING SYSTEM

	Consolidated pursuant to this authorization has invested, as of December 31, 2000, $14,623,000 in a general partnership, Main Pass Oil Gathering Company, which operates a pipeline system in the Main Pass and Viosca Knoll areas to gather oil generated in conjunction with the operation of gas fields in such areas of the Gulf of Mexico. Consolidated's special-purpose subsidiary, CNG Oil Gathering Corporation, is the "CNG Partner" and holds a 33-1/3 percent general partnership interest in the partnership. Other parties are subsidiaries of PanEnergy Corporation and Amoco.

	To date, no parent guaranties have been issued by CNG with respect to any of the investments with nonaffiliates authorized and reported in this proceeding.


                                      13


File No. 70-8883:

	By order dated January 15, 1997, HCAR No. 26652, the SEC authorized Energy Services to invest, through December 31, 2001 (extended through January 28, 2003 by the New Financing Order), up to $250 million to expand its business to market electricity and other energy commodities and to engage in fuel management and other incidental related activities. In pursuit of such activities, Energy Services was authorized to acquire interests in other entities. Such entities may be corporations, partnerships, limited liability companies, joint ventures or other types of entities in which Energy Services might have a 100% interest, a majority interest equity or debt position, or a minority equity or debt position.

	Dominion Retail, Inc. (then called CNG Retail Services Corporation) ("Dominion Retail") was formed on January 30, 1997 pursuant to the order to engage in the business of selling natural gas and other products at retail. Pursuant to HCAR No. 26900, dated July 29, 1998, Dominion Retail succeeded to the authorizations and reporting obligations under File No. 70-8883 subsequent to the sale of Energy Services by CNG to an unaffiliated party in 1998.

	This quarterly certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized, the following have been carried out in accordance with the terms and conditions of the aforesaid order.



                                     14


1.  Financial Statements.

	A balance sheet and income statement for Dominion Retail are filed separately as Exhibit 8883A under a request for confidential treatment pursuant to Rule 104(b).

2.  Source of Revenues.

	In view of the cessation of Energy Services as an affiliate company in the CNG system, the ratios formerly required under this heading can no longer be provided.

3.  FERC Filings.

	The transaction information contained in the attachment to the Dominion Retail power marketing informational filing made with the FERC during the quarter is filed separately as Exhibit 8883B under a claim for confidential treatment pursuant to Rule 104(b).

4.  Parent Credit Support.

	There were no new parent credit support agreements entered on behalf of Dominion Retail during the reporting period.










                                      15




                                   SIGNATURE

	The undersigned companies have duly caused this quarterly Rule 24 Certificate of Notification to be signed on their respective behalf by their attorney subscribing below duly authorized pursuant to the Public Utility Holding Company Act of 1935.


                                    CONSOLIDATED NATURAL GAS COMPANY
                                    CNG COAL COMPANY
                                    DOMINION EXPLORATION & PRODUCTION,
                                      INC.
                                    CNG PIPELINE COMPANY
                                    CNG RESEARCH COMPANY
                                    DOMINION FIELD SERVICES, INC.
                                    CNG POWER SERVICES CORPORATION
                                    CNG POWER COMPANY
                                    DOMINION TRANSMISSION, INC.
                                    DOMINION PRODUCTS AND SERVICES, INC.
                                    DOMINION RETAIL, INC.
                                    CNG MARKET CENTER SERVICES, INC.
                                    CNG FINANCIAL SERVICES, INC.
                                    CONSOLIDATED NATURAL GAS SERVICE
                                      COMPANY, INC. (BY DOMINION RESOURCES
                                      SERVICES, INC.)
                                    CONSOLIDATED SYSTEM LNG COMPANY
                                    HOPE GAS, INC.
                                    THE EAST OHIO GAS COMPANY
                                    THE PEOPLES NATURAL GAS COMPANY




                                    By  N. F. Chandler
                                    Their Attorney



Dated March 30, 2001


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